(Translation)

June 11, 2002

To Shareholders

Omega Project Co., Ltd.
31-10 Sakuragaoka-cho,Shibuya-ku, Tokyo
Mr. Toyoyuki Yokohama
Representative Director and President

Notice of Convocation of the Annual General Meeting of Shareholders for the 27th Fiscal Year

Dear Shareholders:

As the Annual General Shareholders Meeting of the Company for the 27th Fiscal Year will be convened as follows, we kindly ask for your attendance.

In the event it will not be possible for you to attend on that day, we request, even though it will be bothersome, that you study the attached reference materials and indicate your approval or disapproval on the voting ballot form enclosed herewith and after affixing your seal thereto, please return it by mail.

To Wit:

1. Date and Time: June 27, 2002 (Thursday) at 10:00 am.

2. Location: Shibuya 4-4-25, Shibuya-ku, Tokyo
   Ivy Hall Aogaku Kaikan, 4th Floor
   Kurinon Room
   (Please refer to the attached map)

3. Agenda for the Meeting:

Matters to be reported:

Report on the Balance Sheet, Profit & Loss Statement and Business Report for the 27th Fiscal Year (from April 1, 2001 to March 31, 2002).

Matters to be resolved:

First Item: Approval of the proposed appropriation of retained earnings for the 27th fiscal year (from April 1, 2001 to March 31, 2002). .
Second Item: Amendment in part of the Articles of Incorporation.
Third Item: Election of four (4) directors.
Fourth Item: Election of one (1) statutory auditor.

(Note:) If attending on this date, even though it will be bothersome, we kindly request that you submit the enclosed Voting Ballot to the reception desk at the Meeting.

End

If you are attending the meeting, please submit the enclosed voting exercise form to the reception desk.

Business Report

27th Fiscal Year (from April 1, 2001 to March 31, 2002).

I. Outline of Business

1. Status of the Progress, Results and Disposition of Business

(1) Progress and Results of Business

Even though set against a background of some recovery on exports and production index toward end of this fiscal year, the economic fundamentals of Japan have continued severe conditions due to factors such as the negative environment of employment and consumption with together the economical confusion of U.S.A. and other overseas countries.

Under these circumstances, the Company has, with the objective of a global entertainment contentsprovider, striven to expand the business through its affiliated subsidiaries and one subsidiaries held by application of the equity method, especially on Contents Business like visual software business of production and trading rights for Film & TV Program, and other contents for Music & Games with together Mobile Net Business of the wholesale of NTT Docomo mobile phones.

However with the contribution on sales expansion, the profit basis of the Company Group turned into squeezed condition by the profit margin declining and the cost increase on the new business investments.

And the Company issued privately-placed offerings of Convertible Bonds to Soft Bank Corporate Group and others, contributed to secure the investment reserve and maintain the stable capital and financial conditions.

Regarding new business affiliates, the Company incorporated SJ Omega Inc., to promote the remote observation & supplying real time moving pictures through Internet with conjunction of Sungjin C&C Corp., which has the original compression technology for digital treatment on Moving Pictures & Sound processing. And also incorporated Omega Link Inc. which promotes advertising, brand management, sales promotion assist introducing soft contents' rights from Omega Group Companies. As for Entertainment Contents Business, the Company incorporated AND Inc. in conjuction with Illustrator "MITSURU" to produce Theatrical & TV Animations and incorporated ANN Entertainment Inc. in conjuction with TV & Film Director "JOHJI IIDA" to plan & produce Visual Entertainment Contents.

As a result of the foregoing, sales for the current consolidated fiscal year amounted to Yen 13,578 million (124.7% of the previous fiscal year's amount) while ordinary profit amounted to Yen 586 million (71.8% of the previous fiscal year's amount).

Further, special profit in the amount of Yen 17 million in consequence of sales of investment securities and special loss of Yen 70 million in consequence of a provision for doubtful account were booked. As a result, net profit for this fiscal year was Yen 280 million (declined 68.4 % year on year basis).

The following table sets forth status of sales by business category.

Sales Results by Business Category

Business Category \ Fiscal Year		Current (4/1/01-3/31/02)		Previous (4/1/00-3/31/01)		Comparison to Previous Fiscal Year (Up or Down)
		Amount	Percentage	Amount	Percentage	
		Million Yen	%	Million Yen	%	%
Entertain-ment and Contents Business	Revenue from Sales of Rights to Entertainment and Contents	6, 084	44. 8	4, 268	39. 2	42. 6 (up)
	Revenue from Contracts for Production of Entertainment and Contents	40	0. 3	-	-	-
	Subtotal	6, 125	45. 1	4, 268	39. 2	43. 5 (up)
Mobile Phones and Internet Business		6, 982	51. 4	6, 254	57. 4	11. 6 (up)
EElectronics Business		182	1. 4	137	1. 3	33. 1 (up)
Others	Real Estate Business	202	1. 5	140	1. 3	43. 6 (up)
	Others	86	0. 6	92	0. 8	6. 3 (down)
	Subtotal	288	2. 1	233	2. 1	23. 9 (up)
Total		13, 578	100. 0	10, 892	100. 0	24. 7 (up)

(Note:) Amounts of less than one million yen have been rounded downward and disregarded.

Explanation of the Individual Businesses for above Business Categories

<Entertainment and Contents Business>
As for the entertainment and contents business, revenues from sales of foreign film rights lead by sales of rights to film & TV distribution and Video & DVD sales of European, American and Asian Contents and sales of rights to European & American music and Japanese animation. And following them, TV programming production of "Saotome Typhoon", Film production of "Tokyo Level One", Film production assist of "Movement", Taiwan Internet Animation content distribution of "Paota" in Japan for TV and Mobile-Net, Film production and distribution of "KOROSHIYA 1", Film distribution of "Fighters Blues", Film production & distribution of "DOG STAR", Video planning & distribution of "THE DOG", Film production of "Blue Spring", Film production & distribution of "blue", Film overseas trading of "Yi Yi" directed by Edward Yan and received No. 53rd Cannes director award, and merchandising trading of character rights to the series of "Sushi Azarashi", with all of those resulting in sales of Yen 6,125 million.

<Mobile Phones and Internet Business>
As for Mobile Phones and Internet Business, the wholesale distribution of mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Computer System Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd. as well as providing the Company's contents on mobile phones and the Internet, showed strong sales of new models of mobile phones like N503i, SO503i, P503is and F671 reflecting the great expansion of NTT DOCOMO "i- mode" service users, amounting to sales of Yen 6,982 million.

<Electronics Business>
As for Electronics Business, recorded sales of the Bodysonic home use chair & sofa products developed in collaboration with Otsuka Furniture Co., Ltd. and the sales of the lower priced personal use chair product "pB", other OEM products, system products, and furniture related products in addition to on-going sales of the basic model "Refresh 1", with together new business of Film Theater Seats, amounting to sales of Yen 182 million.

<Other Business>
As for Real Estate Business of the Company attained income of Yen 202 million from rentals etc. of real estate owned by the Company.
As for the sales of land and building of the Company's Shibuya Building, the final transaction with Jikei Space Co., Ltd. to transfer is re-scheduled from October 31, 2001 to July 31st 2003.

(2) Important Business Matters to be Dealt With

The Company is on the way to grow as the global entertainment contents provider in Japan, Korea, other Asia, Europe and America from promoting each content to plan, produce, distribute, trade rights until promoting One Content Multiple Use business strategy on global basis clearing the complicated copy rights' & transactions' issues as the final objective.

The Company is considering how best to respond properly and quickly to the global entertainment contents demand not only with own group companies' skill improvement but also with outside sources of capital through exchanging business contracts, cross holding capitals and strategic corporate transactions including M&A, to achieve the profit return to shareholders and improve the Company's Corporate Value from the financial reserve basis.

2. Status of Investment in Facilities

According to the transaction to transfer the land and building in Shibuya-ku Shibuya 1 Choume, dated March 30th. 2001, with Jikei Space Co., Ltd., the Company purchased the land and building in Shibuya-ku Sakuragaoka-Chou to move the principal office.
The investment amount in this fiscal year is 950,678 thousands yen as is follows.

Building	87,339 thousands yen.
Building Equipments	160,442 thousands yen
Land	704,024 thousands yen

The required investment amount is reliable to the bank borrowings.

3. Status of Financing

On August 27, 2001 the Company issued Euro-Yen convertible corporate bonds having a maturity date of July 29, 2005 pursuant to the following conditions

(1) Total Issue Price: Yen 1,500,000,000
(2) Interest rate 1.0%
(3) Issue Price Yen 100,000,000 against face value of Yen 100,000,000
(4) Redemption Deadline July 29, 2005
(5) Conversion Price Converted at Yen 170 per share or actual market price
(6) Total Amount Allocated to Capital: Yen 85 per share
(7) Period to Demand Conversion from September 3, 2002 to July 28, 2005
(8) Parties Receiving Allocation

Softbank Internet Technology Fund No.2	Yen 1,000,000,000
Softbank Internet Technology Fund No.1	Yen 300,000,000
Yamato Insurance Co., Ltd.	Yen 200,000,000

On August 31, 2001 the Company issued Euro-Yen convertible corporate bonds having a maturity date of June 30, 2006 pursuant to the following conditions

(1) Total Issue Price: Yen 1,000,000,000
(2) Interest rate 0.0%
(3) Issue Price Yen 10,000,000 against face value of Yen 10,000,000
(4) Redemption Deadline June 30, 2006
(5) Conversion Price Converted at Yen 170 per share or actual market price
(6) Total Amount Allocated to Capital: Yen 85 per share
(7) Period to Demand Conversion from September 3, 2001 to June 29, 2006
(8) Parties Receiving Allocation Steelhead Investments Ltd. Yen 500,000,000
Pine Ridge Financial, Inc. Yen 500,000,000

4. Table of Changes in Business Results and Assets

Item / Fiscal Year	The 24th (4/1/98-3/31/99)	the 25th (4/1/99-3/31/00)	the 26th (4/1/00-3/31/01)	the 27th (4/1/01-3/31/02)
Gross sales (Million Yen)	2,536	8,849	10,892	13,578
Ordinary Profit (Loss) (Million Yen)	358	1,024	816	586
Net Profit (Loss) (Million Yen)	451	810	886	280
Net Profit (Loss) per Share (Yen)	9.53	16.07	16.67	4.11
Gross Assets (Million Yen)	8,337	15,027	20,124	20,9111
Net Assets (Million Yen)	1,957	8,245	11,931	10,236
Net Assets per Share (Yen)	38.81	160.13	189.30	139.23

(Notes:)

1. The abovesaid amounts (except for net profit (loss) per share for this fiscal year and net assets per share) are rounded down discarding amounts of less than one million yen.

2. Profit or loss per share for this fiscal year was calculated based on the average number of issued and outstanding shares during the fiscal year, and net assets per share was calculated based on the total number of shares issued and outstanding as of the end of the fiscal year.

II. Outline of Company (as of March 31, 2002)

1. Nature of Primary Business

The Company is engaged in promoting, domestically and abroad, its business of providing comprehensive entertainment including its entertainment and contents business focusing mainly on purchase and sale of motion picture contents rights, planning, production and investment, wholesale and retail cellular phone business and mobile phones and Internet entertainment contents delivery business and the Bodysonic business making use of the bodily sound effect (Bodysonic) technology to provide entertainment for the hearing impaired

2. Status of Shares

(1) Total number of authorized shares 189,000,000 shares
(2) Total number of issued and outstanding shares 73,549,868 shares
(3) Number of new shares issued in the 27th fiscal year 10,518,137 shares
Number of Capital increased in the 27th fiscal year Yen of 695,499,664.
(4) Number of Shareholders 13,897
(5) Major Shareholders

Name of Shareholder	Status of Investment in the Company		Status of Investment in the Major Shareholders of the Company	
	Number of Shares Owned	Ratio of Shareholding to Total Issued and Outstanding Shares	Number of Shares Owned	Ratio of Shareholding to Total Issued and Outstanding Shares
	(1,000 shares)	%	(1,000 shares)	%
Marubeni Corporation	5,555	7.55	-	-
NDF Pictures Ltd.	990	1.35	-	-
NDF (S) Pte. Ltd.	789	1.07	-	-
UBS AG London	754	1.03	-	-
Yoshiki Yamada	378	0.51	-	-
Tachibana Securities Ltd.	373	0.51	-	-
City Corp Bank Suizeland AG	333	0.45	-	-
Miyako Kataoka	312	0.42	-	-
Masaaki Ono	262	0.36	-	-
Pictet and Societe	259	0.35	-	-

3. Major Lenders

Lenders	Balance of Debt at the End of the Fiscal Year	Shareholding by Lenders	
		Number of Shares	Percentage
	Million Yen	Thousand Shares	%
Daiichi Kangyo Bank Co., Ltd.	2,503	—	—
Mitsubishi Trust & Banking Co., Ltd.	1,014	—	—
Yasuda Trust& Banking Co., Ltd.	918	—	—
UFJ Bank Co., Ltd.	750	—	—
Tokyo Tomin Bank Co., Ltd.	345	—	—
Daiwa Bank Co., Ltd.	338	—	—
BASARA Entertainment Inc.	282	—	—
Higashi Nihon Bank Co., Ltd.	220	—	—

Tokyo Mitsubishi Bank Co., Ltd.	210		
Asahi Bank Co., Ltd.	50		
Fuji Bank Co., Ltd.	42		
Yokohama Bank Co., Ltd.	36		

(Notes:)

1. Daiichi Kangyo Bank Co., Ltd. and Fuji Bank Co., Ltd. became together Mizuho Bank Co., Ltd. under the unification of Mizuho Financial Group from April 1st. 2002.

2. Yasuda Trust Bank Co., Ltd. changed the name of Mizuho Asset Trust Bank Co., Ltd. from April 1st. 2002.

4. Principal Places of Business

   Company Headquarters (Shibuya-ku, Tokyo)
   Bodysonic Headquarters (Setagaya-ku, Tokyo)
   (Note) The principal office building moved on November 30, 2001 from Shibuya-ku, Shibuya, Tokyo to Shibuya-ku, Sakuragaoka-Chou, 31-10, Tokyo.

5. Status of Business Combinations

(1) Status of Major Subsidiaries

Company Name	Amount of Capital	Percentage owned by the Company	Nature of Major Business
Omega Pictures Inc.	(Million Yen) 250	(68.0)%	Planning, Production, Sales of Visual Software, etc.
Omega Micott Inc.	(Million Yen) 160	(96.9)%	Planning, Production, Sales of Visual Software, etc.
BASARA Entertainment Inc.	(Million Yen) 1,683	67.2%	Shareholding and Management
Sweet Basil International Inc.	(Million Yen) 150	(50.7)%	Production and Delivery of Internet Visual Content
Another Heaven Inc.	(Million Yen) 10	(50.0) %	Planning, Production, Sales of Visual Software, etc.
Aoyama Research Institute Inc.	(Million Yen) 10	(100)%	Marketing Research, Consulting and Investment.
Ann Entertainment Inc..	(Million Yen) 10	(70)%	Planning, Production, Distribution of Visual Software, etc.
Better Wave Inc.	(Million Yen) 30	(66.7)%	Amusement Parks and other Attractions Business
Nekketsuoh Co., Ltd.	(Million Yen) 843	(94.1)%	Sales of Game and Computer Software
STARMAX Co., Ltd.	(Million Won) 10,000	(62.5) %	Distribution and Sale of Visual Software
Cine Town Co. Ltd.	(Million Won) 620	(64.5) %	Rental of Visual Software

(Note:) Figures in ( ) indicate percentages of indirect shareholding.

(2) At the present time, the Company has the following major subsidiaries: Ann Entertainment Inc. and Aoyama Research Institute Inc.
The trade name of Webtheater Int'l Inc. was changed to Sweet Basil Int'l Inc., the trade name of Multimedia Convenience Inc. was changed to Nekketsuoh Inc.

(3) Results of Business Combinations

At the present time, consolidated subsidiaries consist of 16 companies including those set forth in the table immediately above (of which 5 are non-Japanese) and 3 companies are held by application of the equity method.
Consolidated sales for this fiscal year were Yen 21,817 million and consolidated net profit was Yen 356 million.

6. Treasury stock

(1) Acquisition of Treasury stock
Acqusition by purchasing shares under the denomination.
Common stock of 19,804 shares.
Total amount of purchasing shares 3,678thousands Yen

(2) Number of shares held as Treasury stock at the end of this fiscal year.
Common stock of 25,191 shares.

7. Status of Employees

sex	Number of Employe	Compared to Previous Fiscal Year (increase/decrease)	Average Age	Average Duration of Employment
	Persons	persons	years	years
Male	16	3 (increase)	32.9	2.4
Female	10	1 (decrease)	29.0	1.6
Total	26	2 (increase)	31.4	2.1

(Note:) The primary reason for increase was hiring of new graduates and lateral hires.

8. Directors and Corporate Auditors

Title	Name	Duties or Main Profession
Representative Director & President	Toyoyuki Yokohama	
Director	Yasuhiko Kinoshita	Representative Director of BASARA Entertainment Inc.
Director	Sumiji Miyake	Chief of Software Division
Director	Takeshi Takeuchi	Chief of Management and Planning and Manager of Mobile Net Department
Director	Kazuhiro Kobayashi *	Chief of Accounting Department.
Director	Min Ki Kim *	Representative Director & President of STARMAX Co., Ltd.
Director	Colpi Federico *	Representative Director & President of D World Co., Ltd.
Full-Time Auditor	Hiroya Kawata	
Auditor	Yoshihiro Hongo	Head of Hongo CPA Office
Auditor	Yoshihide Furubiki*	Representative Director, Lack Co., Ltd..

(Notes:)

1. Directors and auditors denoted with an asterisk (*) mark are incumbent following their election at the Annual General Shareholders Meeting for the 26th Fiscal Year convened on June 28, 2001.
2. Auditors, Yoshihiro Hongo and Yoshihide Furubiki are "external auditors" as provided for in Article 18-1 of the Law Concerning Special Regulations under the Commercial Code of Japan in respect of Auditors etc. of Corporations
3. As of June 28, 2001, director Tetsuo Funai resigned as director.
4. The major change of directors' title, duties or main profession in the 27th fiscal year was the change of Mr. Yasuhiko Kinosita from the representative director & vice president to the external director because of his profession to BASARA Entertainment Inc.
5. Changes in directors following the close of the fiscal year
   No applicable matters to report.
6. Hongou Certified Public Accountant Firm incorporated newly as Tsuji & Hongou Tax Accountant Firm in conjunction with Tsuji Accountant Firm.

Balance Sheet (as of March 31, 2002)

Assets

Account Title	Amount
	Thousands of Yen
Current assets	14,782,336
Cash on hand and in bank	2,520,074
Notes receivable, trade	2,811
Accounts receivable, trade	5,921,498
Goods, products and raw materials	240,544
Salable real estate	30,000
Film distribution rights	1,409,193
Account receivable, others	521,809
Advance payment	3,526,791
Deferred tax assets	479,429
Other current assets	315,144
Allowance for doubtful accounts	(184,960)
Fixed assets	5,954,216
Property and Equipment	3,633,753
Buildings	1,224,828
Machinery and equipment	19,620
Tools, furniture and fixtures	38,304
Land	2,351,000
Intangible fixed assets	8,672
Telephone rights	4,934
Software	3,738
Investments and other assets	2,311,790
Investment securities	734,717
Investment in subsidiaries	703,657
Long-term loans receivable	234,159
Long-term operational rights	235,421
Extended repayment claims	771,077
Deferred tax assets	110,673
Other investments	(477,917)
Allowance for doubtful accounts	
Deferred charges	175,395
Debt issue costs	163,895
Discount of bonds issued	11,500
Total assets	20,911,949

Liabilities

Account Title	Amount
	Thousands of Yen
Current liabilities	6, 337, 416
Accounts payable, trade	443, 987
Short-term borrowings	4, 792, 219
Accrued payables, trade	585, 339
Accrued taxes on inome tax	5, 321
Other current liabilities	510, 549
Long-term liabilities	4, 337, 763
Convertible bonds	2, 000, 000
Long-term debt	1, 917, 750
Accrued long term	254, 425
Vested benefit obligation	2, 974
Directors' retirement allowance	11, 543
Obligations under capital leases	151, 071
Total liabilities	10, 675, 180
Shareholders' Equity	
Common Stock	10, 102, 608
Legal reserve	2, 225, 166
Additional paid in capital	2, 206, 166
Additional paid in reserve	19, 000
Devaluation Loss	(2, 574, 187)
Surplus	958, 751
Undisposed accumulated profit at end of year	958, 751
[Net income]	[280, 126]
Other Discounts from Issue of Securities	(468, 881) (468, 881)
Treasury Stock	(6, 689)
Total shareholder's equity	10, 236, 769
Total liabilities and shareholders' equity	20, 911, 949

<u>Statement of Income</u>

(From April 1, 2001 to March 31, 2002)

Accounting title	Amount	
《Ordinary profit and loss》	Thousands of Yen	Thousands of Yen
(Operating profit and loss)		
Operating revenue		
Net sales		13,578,509
Operating expense		
Cost of sales	9,006,897	
Selling, general and administrative expenses	3,840,835	12;847,733
Operating profit		730,776
(Non-operating income and expenses)		
Non-operating revenue		
Interest income Discount of Convertible Bonds	14,471 53,000	
Refund consumption tax	41,893	
Others	25,739	135,104
Non-operating expense		
Interest expense	72,949	
Redeemed Discount of Convertible Bonds Redemption of Convertible bond issue fee	86,750 98,725	
Others	20,604	279,029
Ordinary profit		586,851
《Special gains and losses》		
Special gains		
Gain on sales of investments securities	17,231	17,231
Special losses		
Loss from sales of investments securities	18,366	
Loss from sales of affiliate securities	9,500	
Loss from devaluation of investment securities	10,323	
Loss from devaluation of inventries	8,790	
Loss from devaluation of golf membership	5,800	
Loss on disposal of property and equipment	92,794	145,575
Income before income taxes		458,506
Corporate inhabitants & enterprise taxes		1,620
Income taxes-deferred Corporated income tax adjustment		176,760
Net income		280,126
Undisposed accumulated profit at beginning of fiscal year		678,625
Undisposed accumulated profit at end of year		958,751

Significant Accounting Policies

1. Standards and Methods for Valuation of Assets

(1) Standards and Methods for Valuation of Inventory

Goods, products and raw materials are valued at cost using the moving average cost method.

Unfinished goods, salable real estate and movie distribution rights are valued at individual cost using the identified cost method; provided, however, that movie distribution rights are depreciated

over a twelve-month depreciation period starting from the time they are used commercially using the sum-of-the-years'-digits method.

(2) Standards and Methods for Valuation of Securities

1. Shares of the stock of subsidiaries and affiliates materials are valued at cost using the moving average cost method.

2. Other securities are valued at market (if any) with the cap rate based on all capital, and the cost in principal calculated using the moving average cost method, while securities not listed on exchanges are valued at cost using the moving average cost method. Securities for which there is no market are valued at cost using the moving average cost method.

(3) Derivative
Valued at market price.

2. Method of Depreciation of Tangible Fixed Assets.

(1) Tangible Fixed Assets

The declining balance method is used.
However for the buildings but equipments obtained after April 1st. 1998, the straight-line method is used.

(2) Intangible Fixed Assets

The straight-line method is used.

However, software used by the Company is valued in accordance with the straight-line method based on the actual period of possible use within the Company (from 3 to 5 years).

3. Method of Treating Deferred Assets

(1) Cost of Issuing Corporate Bonds

The cost of issuing corporate bonds is depreciated over the longest term (3 years) as provided for by the Commercial Code using the average price during each fiscal year.

(2) Discount on Issue of Corporate Bonds

Discounts on the issue of corporate bonds are depreciated on the straight-line method over the maturity term.

The undepreciated balance of discount arising from the issue of shares upon interim conversion of corporate bonds is depreciated as a lump sum and added to the depreciated discount on issue of corporate bonds as a non-operating expense. The discount on par value and issue price on conversion of corporate bonds is added to operating income as profit on the conversion of corporate bonds.

(3) Expenses of Issuing New Shares

The total amount of costs is expensed at the time of investment.

4. Accounting for Reserves

(1) Bad debt allowance includes the amount of reversal limit calculated by actual reverse ratio in accordance with the Corporate Taxation Law in order to reserve for loss incurred by credit loss, as well as the estimated amount of uncollectibles based on a review of collectibility.

(2) Accrued bonus is accounted for as provision for payment of bonus based on the estimated amount to be paid during this fiscal year to the employees employed at the end of the fiscal year.

(3) Accrued severance benefit cost is funded for payment of retirement and severance benefits to employees and officers, in order to provide for future payment of officers' retirement benefits, the amount required to be paid at the end of the fiscal year is accounted for in accordance with the internal rules. Employee severance benefits is a reserve required by Article 287.2 of the Commercial Code.

5. Accounting for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method for ordinary lease transactions.

6. Impotant method for Financial Hedge Accounting.

Swap on Interest
Special treatment based on Financial Prpoducts Accounting is adapted.

7. Treatment of Consumption Tax, etc.

Figures do not include tax.

Notes to the Balance Sheet

1.	Short-term credits to subsidiaries	Yen	122,777 thousand
	Short-term liabilities to subsidiaries	Yen	476,342 thousand

2. Amount of accumulated depreciation for tangible fixed assets Yen 982,562 thousand

3. There are leased fixed assets other than fixed assets set forth in the Balance Sheet, such as office automation equipment and so forth.

4. Fixed assets held

Part of asset buildings is obtained on time payment transaction and the ownership is held by the previous owner. The unpaid remaining amount is 129,126 thousands yen.

5. Assets Subject to Security Interests

Buildings	Yen	933,772,000
Land	Yen	2,351,000,000

6. Balance of Guaranteed Liabilities Yen 453,149,000

7. On August 27th. 2001, in the Tokyo Regional Court, by the plaintiff of Deutch Securities Ltd. against the defendant of the Company the damage claim was brought a case on the Convertible Bond lead manager fee and the issue is on trial.

8. The overdraft transaction

Limit of overdarft account	Yen	2,500,000,000
Borrowing from overdarft account	Yen	2,495,500,000
The balance remaining	Yen	4,500,000

9. Warrant to issue stock by Article 280.19 of the Commercial Code.

(1) Variation of issuing stock	Common Stock	
(2) Amount of Warrant to issue stock	Yen	32,928,000
(3) Issue price of one share by exercising Warrant	Yen	784

10. Profit per Share for this Fiscal Year Yen 4 Sen 11

11. According to the Revaluation Law of land on the Article 34 of the Commercial Code, effective from March 31st. 1998, and the change of part of the Revaluation Law of land on the Article 19 of the Commercial Code, effective from March 31st. 2001, the Company revaluated land of business use.
The tax amount on the revaluation is accounted as "Revaluation deferred tax assets " in the balance sheet asset and the amount deducted the "Revaluation deferred tax assets" is accounted as "Revaluation diferrential" in the balance sheet Shareholders' Equity.

Revaluation method

According to the Revaluation Law Ordinance of land by the Article 2-5 on the Article 119 of the govermnet ordinance, effective from March 31st. 1998, the revaluation is based on the appraisal by land appraiser.

Date of revaluation	March 31st, 2002
Booking price before revaluation	Yen 4,925,187,000.
Booking price after revaluation	Yen 2,351,000,000

Notes to the Statement of Income

Total of Transactions with Subsidiaries

Total sales	Yen	49,560,000
Total purchases	Yen	267,432,000
Total expenses paid	Yen	2,812,000
Total sales of assets	Yen	135,238,000
Total purchases of assets	Yen	241,075,000
Total interest received	Yen	4,145,000
Total interest paid	Yen	2,695,000

Additional Information

(Treasury stock)
In the previuos fiscal year "Treasury stock" was accounted in the balance sheet asset is accounted at the end of the balance sheet Shareholders' Equity according to the amendment of Commercial Law accounting regulation.

Changes in Method of Terminology

(1) The accounting title "Account receivable, others" previously included in Other Current Liabilities is accounted as "Account receivable, others".
(2) The accounting title "Redemption of Convertible bond issue fee " previuosly included in "Non-operating expense, others" is accounted as "Redemption of Convertible bond issue fee ".

Proposed Disposition of Accumulated Deficit

Abridgment	Amount
Undisposed accumulated deficit at end of year, ,	958,751,787
We will dispose as follows:Profit Reserves	
Accumulated deficit to be carried forward	958,751,787

Certified Copy of the Report of the Independent Auditors

Auditors Report

May 28, 2002

Mr. Toyoyuki Yokohama
Representative Director and President
Omega Project Co., Ltd.

ChuoAoyama & Partners Accounting Office

Masayoshi Ueda, (Seal) Representative and
Engagement Partner, Certified Public Accountant,

Satoshi Ejima, (Seal) Representative and
Engagement Partner, Certified Public Accountant

In accordance with Article 2 of the "Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations", we have examined the Balance Sheet, Statement of Income, Business Report (the accounting figures only include therein) and the Proposed Disposition of Accumulated Deficit, and the Related Supplementary Schedules (the accounting figures only included therein) of Omega Project Co., Ltd. for the year from April 1, 2001 to March 31, 2002 (the 27th Fiscal Year). The accounting matters contained in the Business Report and the Supplementary Schedules, which are subject to our examination, were those based on the accounting books and records.

Our examination was made in accordance with generally accepted auditing standards and include such auditing procedures as normally required. The auditing procedures contained the procedures which we required for the examination concerning the subsidiaries.

As a result of our examination, our opinion is as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and the results of operations of the Company in accordance with the applicable regulations and the Articles of Incorporation.

(2) The Business Report (the accounting figures only include therein) presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) The Proposed Disposition of Accumulated Deficit is presented in accordance with the applicable regulations and the Articles of Incorporation.

(4) There are no particular observations to be made regarding the Supplementary Schedules (the accounting figures only included therein) in accordance with the provisions of the Commercial Code.

There are no special relationships as stipulated in the Certified Public Accountants Law between the Company and ourselves.

Certified Copy of Report of the Board of Corporate Auditors

Auditors Report

Mr. Toyoyuki Yokohama
President and Representative Director of
Omega Project Co., Ltd.

We have received a report from each corporate auditor concerning the methods of audit and results of audit concerning the performance of the duties of the directors concerning the 27th Fiscal Year (from April 1, 2001 to March 31, 2002) and after due consideration have prepared an auditors report and hereby report as follows.

1. Outline of Audit Methods

In accordance with policies and division of responsibility designated by the Society and in addition to attending meetings of the board of directors and other important meetings, each corporate auditor listened to business reports from directors and so forth, examined important financial documents, investigated the condition of business and assets at the head office and other main places of business and demanded such reports concerning the business of subsidiaries as were deemed necessary. Moreover, we received reports and explanatory comments from the independent auditors and conducted additional investigation of the financial documents and Related Reports.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, in addition to the abovesaid audit methods, reports from directors and so forth were demanded as necessary and thorough investigations of the circumstances of each said transaction were conducted.

2. Results of Audit

(1) The audit methods and results of ChuoAoyama Audit Corporation were appropriate.
(2) The Business Report presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.
(3) With respect to the Disposition of Accumulated Deficit, after examining the assets and other circumstances of the Company, there were no matters which would have to be reported.
(4) The Supplementary Schedules accurately reflected all required matters and there were no matters which would have to be reported.
(5) With respect to the performance of the duties of the directors, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation in connection with the performance of the duties of the directors.

May 29, 2002

Omega Project Co., Ltd. Corporate Auditors

Full-time Corporate Auditor: Hiroya Kawada (Seal)
Corporate Auditor: Yoshihiro Hongo (Seal)
Corporate Auditor: Yoshihide Furubiki (Seal)

(Note:) Corporate Auditors Yoshihiro Hongo and Yoshihide Furuki are "outside auditors" in accordance with Article 18.1 of The Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations.

End

Information Pertaining to the Exercise of Voting Rights

1. Number of shares held by shareholders with voting rights: 73,521. voting rights

2. Voting Agenda and Related Issues

Item No. 1: Approval of Proposed Disposition of Profit for the 27th Fiscal Year

The full details concerning this item can be found in section [page 18.] of the attached document. For the 27th fiscal year ended March 31, 2002, the Company recorded net income of Yen 280,000,000.

Item No. 2: Amendment in part of the Articles of Incorporation.

(1) Rational for changes

According to the change of part of the Commercial Law on the Article 79 of the Commercial Code, effective from October 1st. 2001, the Company will change the parts of the Articles of Incorporation.

(2) Details of proposed changes

The details of the proposed changes are stated below. Section of the current Articles of Incorporation that are unchanged are omitted.

(Revised sections are underlined.)

[Current Articles]

Chapter Four (4)

Article Seventeen (17) Election of directors

Item (2): Election of Directors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of <u>the total number of issued shares with voting rights.</u>

Chapter Five (5)

Article Twenty-four (24) Election of statutory auditors

Item (2): Election of Statutory Auditors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of <u>the total number of issued shares with voting rights.</u>

[Revised Articles]

Chapter Four (4)

Article Seventeen (17) Election of directors

Item (2): Election of Directors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of <u>the total number of voting rights of shareholders.</u>

Chapter Five (5)

Article Twenty-four (24) Election of statutory auditors

Item (2): Election of Statutory Auditors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of <u>the total number of voting rights of shareholders.</u>

Item No. 3: Appointment of four directors

The terms of Director Toyoyuki Yokohama, Yasuhiko Kinoshita and Sumiji Miyake will expire upon completion of today's General Meeting of Shareholders. In addition, Director Takeshi Takleuchi, Director Kazuhiro Kobayashi and outside Director Colpi Federico will retire at completion of today's General Meeting of Shareholders, in consequence of which is will be necessary for you to newly appoint four directors.

After the new appointment of four directors, the board of directors of the Company consists of five directors and tries to achieve more steady and mobile performances.

The candidates for the position of director are as set forth below.

Candidate No.	Name (birth date)	Resume and Positions as Representative of other Corporations	Number of Shares Owned
1.	Toyoyuki Yokohama (born July 7, 1956)		0 Share
	April 1979	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd.	
	July 1996	Established and became Director of Omega Pictures Inc.	
	June 1997	Appointed Director of Nihon Film Development & Finance Co., Ltd. (Present position)	
	October 1997	Appointed President of Omega Pictures Inc. (Present position)	
	December 1997	Entered BODYSONIC Co., Ltd.	
	January 1998	Appointed General Manager of Software Business Head Office and Sales Strategy Department	
	June 1998	Appointed President of BODYSONIC Co., Ltd. (Present position)	
	July 1999	Appointed Representative Chairman of STARMAX Co., Ltd. . (Present position)	
2.	Yasuhiko Kinoshita (born September 1953)		0 Share
	April 1976	Entered Arthur Anderson and Company	
	July 1981	Entered Tohmatsu Aoki Auditing Company (currently Tohmatsu Auditing Company)	
	June 1985	Appointed as Director of Tohmatsu Consulting	
	May 1996	Appointed Senior Partner of Tohmatsu Auditing Company	
	January 2000	Appointed President of BASARA Entertainment Holdings Co., Ltd. (Present position)	
	February 2000	Entered Omega Project Co., Ltd. (currently member of Bodysonic)	
3.	Sumiji Miyake (born May 31, 1960)		0 Share
	April 1983	Entered Toyo Recording Co., Ltd.	
	April 1985	Entered Toei Video Co., Ltd.	
	June 2000	Entered Omega Project Co., Ltd. Resigned from Toei Video Co., Ltd.	
	June 2000	Appointed Director of Omega Project Co., Ltd. and Representative Director & President of Omega Micott Inc. (Present position)	
4.	Masaki Aoshima (born April 28, 1953)		0 Share
	1982	Entered Johnson & Higins Japan Co., Ltd.	
	1986	Entered City Bank N.A.	
	1988	Incorporated Sun City Corp., and appointed Representative Director & Vice President. (Present position)	
	1999	Incorporated Trinity Japan Corp. and appointed Representative Director & President. (Present position)	

(Note:) Candidate No. 4 (Masaki Aoshima) is candidate for outside director.

(Note:) No special interest exists between any candidate and the Company.

Resolution No. 4: Appointment of One Auditor

Candidate No.	Name (birthdate)	Resume and Positions as Representative of other Corporations	Number of Shares Owned
1.	Yoshihiro Hongou (April 11, 1945)	April 1972: joined Shohwa Certified Public Accountant Firm Octoer1974: acqired the regisration as the Certified Public Accountant. May 1975: registered as the Licensed Tax Accountant. January1977: founded Hongou Certified Public Accountant Firm. April 1988: appointed the lecturer of Kokugakuin University. June 1999: appointed Auditor of the Company. April 2002: founded Tsuji & Hongou Tax Accountant Firm, and appointed the chairman. (Present position)	6,000 shares

(Note:) No special interest exists between this candidate and the Company.

Voting Ballot Form

I hereby exercise my right to vote on each of the Resolutions to be proposed at the Annual General Meeting of Shareholders (including any continued or adjourned meetings) for the 27th Fiscal Year of Omega Project Co., Ltd., to be held on June 27, 2002 as follows (please check the boxes below):

Resolutions:

Resolution No. 1: In Favor ☐ Opposed

Resolution No. 2: In Favor ☐ Opposed

Resolution No. 3: In Favor ☐ but excluding (____________) Opposed

Resolution No. 4: In Favor ☐ Opposed

Date: June ____, 2002

Shareholder No. ______________________

Number of Shares held ________________ shares

Number of Voting Shares ________________ shares

Name and Address

Seal

-- cut here --

Remarks:

1. If attending the Meeting, please submit the above voting ballot form to the reception desk at the meeting hall.

2. In the event it will not be possible for you to attend on that day, please mark either of In Favor or Opposed on the above form, affix your seal impression, detach this portion and return the above form to the Company so as it will arrive before June 26, 2002.

3. If you reject one or more, but not all, of the nominees in Resolution No.3, please mark In Favor, then indicate the rejected nominee(s)'s identification number(s) in the brackets (the identification number of each nominee is set forth in the reference materials attached to the Notice of Convocation).

Omega Project Co., Ltd.

When you send your Voting Ballot From by mail, please send the portion above the cut line to the following address:

Omega Project Co., Ltd.
c/o Transfer Agent Department
Mitsubishi Trust & Banking Co., Ltd.
7-7, Nishi-Ikebukuro 1-chome,
Toshima-ku, Tokyo 119-0150